

September 28, 2010

John C. Hodgman
Chief Financial Officer
InterMune, Inc.
3280 Bayshore Boulevard
Brisbane, CA 94005

>   **Re: InterMune, Inc.**
>   **Form 10-K for the year ended December 31, 2010**
>   **Filed March 15, 2010**
>   **File No. 0-29801**

Dear Mr. Hodgman:

We have reviewed your August 18, 2010 response to our August 5, 2010 letter and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

License and Other Agreements, page 14

1. We acknowledge your response to comment one. The duration and termination of material agreements is material information. Your proposed disclosure does not provide sufficient information. Please expand the disclosure to be included in future filings to provide more precise information relative to the duration of the agreements, i.e. the later of the date the last patent is schedule to expire or the period of time following the event. The period of time and the event should both be specified in your discussion.

2. We acknowledge your response to comment two. As previously requested, please revise your discussion to narrow the range for royalty payments under the Genentech agreement to a range within ten percent, e.g. mid-teens to mid-twenties, mid-twenties to mid-thirties, etc.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Research and Development Expenses, page 66

3. We acknowledge your response to our comment three. Please provide disclosure to be included in future filings regarding the fact that you are unable to disclose the cost incurred for each specific research and development project for each period presented as well as the cumulative costs incurred to date and why. Please provide other quantitative or qualitative disclosure that indicates the amount of your resources being used on your projects. In addition, please provide disclosure, similar to that provided in your response, regarding your inability to estimate the nature, timing and estimated costs of the efforts necessary to complete your projects and the anticipated completion dates.

General

4. We acknowledge the representation made on your behalf by Latham & Watkins LLP on page seven of their letter dated August 18, 2010. As previously requested, please provide a statement directly from the company. Please have a duly authorized officer of the company provide this statement separately on EDGAR by acknowledging that:
   - the company is responsible for the adequacy and accuracy of the disclosure in the filing;
   - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
   - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Mark Brunhofer, Accounting Reviewer, at (202) 551-3638 if you have questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. Please contact John Krug, Staff Attorney, at (202) 551-3862 with questions on any of the other comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant